UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TMT ACQUISITION CORP

(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G89229101

(CUSIP Number)

Dajiang Guo

420 Lexington Ave Suite 2446

New York, NY 10170

Telephone: (347) 627-0058

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G89229101

1	Name of reporting person 2TM Holding LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,095,000 (1)
	8	Shared voting power
	9	Sole dispositive voting power 2,095,000 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 2,095,000 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 25.04%
14	Type of reporting person PN

(1)	Includes (i) 1,725,000 ordinary shares of the Issuer, $0.0001 par value (“Founder Shares”) as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259879) and (ii) 370,000 ordinary shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon the consummation of the Issuer’s initial business combination, acquired pursuant to a Private Placement Unit Subscription Agreement by and between 2TM Holding LP (the “Sponsor”) and the Issuer.

SCHEDULE 13D

CUSIP No. G89229101

This Schedule 13D is filed on behalf of 2TM Holding LP, a Delaware limited partnership (the “Sponsor” or the “Reporting Person”).

Item 1.	Security and Issuer.

Securities acquired: Ordinary shares, $0.0001 par value (the “Ordinary Shares”).

Issuer:	TMT Acquisition Corp
420 Lexington Ave, Suite 2446, New York, NY 10170

Item 2.	Identity and Background.

(a) This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 25.04% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of April 10, 2023.

(b) The principal business address of the Reporting Person is 420 Lexington Ave, Suite 2446, New York, NY 10170.

(c) The Reporting Person is the Sponsor of the Issuer in connection with the Issuer’s initial public offering and potential business combination.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. G89229101

Item 4.	Purpose of Transaction.

In connection with the organization of the Issuer, in August 2021, the Issuer issued an aggregate of 1,437,500 Ordinary Shares, as founder shares, to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2022, the Sponsor acquired an additional 287,500 founder shares for no additional consideration, resulting in the Sponsor holding an aggregate of 1,725,000 Ordinary Shares, or approximately $0.014 per share. An aggregate of up to 225,000 of such founder shares are subject to forfeiture to the extent that the underwriters’ over-allotment option in the Issuer’s initial public offering is not exercised in full or in part.

On March 30, 2023, simultaneously with the consummation of the Issuer’s initial public offering, the Sponsor purchased 370,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Unit Subscription Agreement, dated March 27, 2023, by and between the Issuer and the Sponsor (the “Unit Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Ordinary Share and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated March 27, 2023).

The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares or the Ordinary Shares comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 12 months from the completion of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 8,365,000 Ordinary Shares outstanding as of April 10, 2023. The Reporting Person beneficially owns 2,095,000 Ordinary Shares, representing approximately 25.04% of issued and outstanding Ordinary Shares.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 2,095,000 Ordinary Shares, representing approximately 25.04% of issued and outstanding Ordinary Shares.

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer and pursuant to the Amended and Restated Securities Subscription Agreement dated December 31, 2021 (the “Amended and Restated Securities Subscription Agreement”), the Issuer issued an aggregate of 1,437,500 Ordinary Shares, as founder shares, in August 2021 to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2022, the Sponsor acquired an additional 287,500 founder shares for no additional consideration, resulting in our sponsor holding an aggregate of 1,725,000 Ordinary Shares, or approximately $0.014 per share. An aggregate of up to 225,000 of such founder shares are subject to forfeiture to the extent that the underwriters’ over-allotment option in the Issuer’s initial public offering is not exercised in full or in part.

The description of the Amended and Restated Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.10 to the Registration Statement on Form S-1, as amended, filed by the Issuer with the SEC on February 27, 2023 (333-259879) (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On March 30, 2023, simultaneously with the consummation of the Issuer’s initial public offering, the Sponsor purchased 370,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Unit Subscription Agreement, dated March 27, 2023, by and between the Issuer and the Sponsor (the “Unit Subscription Agreement”). Each Placement Unit consists of one Ordinary Share and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the Company’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated March 27, 2023).

The description of the Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2023 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On March 27, 2023, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer has not consummated a business combination within 12 months from the completion of the initial public offering or any other provision relating to shareholders’ rights or pre-initial business combination activity, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account of the Issuer (as defined in the Insider Letter) in connection with a shareholder vote to approve the Issuer’s proposed business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 30, 2023 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 27, 2023, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 30, 2023 (and is incorporated by reference herein as Exhibit 10.4).

SCHEDULE 13D

CUSIP No. G89229101

Item 7.	Materials to be Filed as Exhibits.

Exhibit 10.1	Amended and Restated Securities Subscription Agreement, dated as of December 31, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 27, 2023 (333-259879)

Exhibit 10.2	Private Placement Unit Subscription Agreement, dated as of March 27, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2023).

Exhibit 10.3	Letter Agreement, dated as of March 27, 2023, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2023).

Exhibit 10.4	Registration Rights Agreement, dated as of March 27, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2023).

SCHEDULE 13D

CUSIP No. G89229101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023

2TM Holding LP

By:	/s/ Dahe Zhang
Name:	Dahe Zhang
Title:	Managing Member of 2TM Management LLC, General Partner of 2TM Holding LP